Mercedes-Benz Auto Receivables Trust 2022-1
Investor Report

Collection Period Ended   30-Apr-2023

Amounts in USD

Dates

Collection Period No.	6	
Collection Period (from... to)	1-Apr-2023	30-Apr-2023
Determination Date	11-May-2023	
Record Date	12-May-2023	
Distribution Date	15-May-2023	
Interest Period of the Class A-1 Notes (from... to)	17-Apr-2023	15-May-2023 Actual/360 Days 28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2023	15-May-2023 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,170,000.00	25,418,939.78	0.00	25,418,939.78	64.651270	0.000000
Class A-2 Notes	693,000,000.00	693,000,000.00	662,486,475.40	30,513,524.60	44.031060	0.955969
Class A-3 Notes	657,000,000.00	657,000,000.00	657,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	124,000,000.00	124,000,000.00	124,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,867,170,000.00**	**1,499,418,939.78**	**1,443,486,475.40**	**55,932,464.38**		
Overcollateralization	47,871,393.47	47,876,034.84	47,876,034.84			
Adjusted Pool Balance	1,915,041,393.47	1,547,294,974.62	1,491,362,510.24			
Yield Supplement Overcollateralization Amount	221,029,289.69	176,686,917.15	169,805,858.12			
Pool Balance	**2,136,070,683.16**	**1,723,981,891.77**	**1,661,168,368.36**			

	Amount	Percentage
Initial Overcollateralization Amount	47,871,393.47	2.50%
Target Overcollateralization Amount	47,876,034.84	2.50%
Current Overcollateralization Amount	47,876,034.84	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	25,418,939.78	64.651270
Class A-2 Notes	5.260000%	3,037,650.00	4.383333	33,551,174.60	48.414393
Class A-3 Notes	5.210000%	2,852,475.00	4.341667	2,852,475.00	4.341667
Class A-4 Notes	5.250000%	542,500.00	4.375000	542,500.00	4.375000
Total		**$6,432,625.00**		**$62,365,089.38**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	60,395,382.12	(1) Total Servicing Fee	1,436,651.58
Interest Collections	6,018,712.18	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	647,180.08	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	517,565.71		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	6,432,625.00
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	233,244.91	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**67,812,085.00**	(6) Regular Principal Distributable Amount	55,932,464.38
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**67,812,085.00**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	4,010,344.04
		Total Distribution	**67,812,085.00**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,436,651.58	1,436,651.58	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	6,432,625.00	6,432,625.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	3,037,650.00	3,037,650.00	0.00
thereof on Class A-3 Notes	2,852,475.00	2,852,475.00	0.00
thereof on Class A-4 Notes	542,500.00	542,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	6,432,625.00	6,432,625.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	55,932,464.38	55,932,464.38	0.00
Aggregate Principal Distributable Amount	55,932,464.38	55,932,464.38	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,787,603.48
Reserve Fund Amount - Beginning Balance	4,787,603.48
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	15,520.69
minus Net Investment Earnings	15,520.69
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,787,603.48
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	15,520.69
Net Investment Earnings on the Collection Account	217,724.22
Investment Earnings for the Collection Period	233,244.91

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,136,070,683.16	55,476
Pool Balance beginning of Collection Period	1,723,981,891.77	50,518
Principal Collections	37,237,971.69	
Principal Collections attributable to Full Pay-offs	23,157,410.43	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,418,141.29	
Pool Balance end of Collection Period	1,661,168,368.36	49,651
Pool Factor	77.77%	

	As of Cutoff Date	Current
Weighted Average APR	4.40%	4.44%
Weighted Average Number of Remaining Payments	53.57	47.16
Weighted Average Seasoning (months)	13.45	20.42

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,650,251,031.89	49,439	99.34%
31-60 Days Delinquent	7,513,072.28	147	0.45%
61-90 Days Delinquent	2,310,837.86	45	0.14%
91-120 Days Delinquent	1,093,426.33	20	0.07%
Total	1,661,168,368.36	49,651	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.205%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,418,141.29	61	11,356,554.90	290
Principal Net Liquidation Proceeds	639,755.72		4,572,493.93	
Principal Recoveries	505,479.75		1,338,138.86	
Principal Net Loss / (Gain)	1,272,905.82		5,445,922.11	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.902%
Prior Collection Period	0.851 %
Second Prior Collection Period	0.722 %
Third Prior Collection Period	0.814 %
Four Month Average	0.822%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.255%
Average Net Loss / (Gain)	18,779.04

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.